EXHIBIT 99.3

                                       [VIDESH SANCHAR NIGAM LIMITED LETTERHEAD]


HQ/CS/CL.24B/8701
14 December 2001

      Sub. Recommendation of Special Interim Dividend for the Year 2001-02

Sir,

This is further to our earlier letter dated 11 December 2001, intimating the date of Board Meeting for the purpose of considering Special Interim Dividend.

2. The Board at the days meeting has considered the Government's proposal and recommended as follows:

     "Taking into account the investment plans of the company and expected profits the board at its meeting held today at New Delhi, felt that no serious financial problems are anticipated if the Government of India's proposal of Special Interim Dividend of 750% is accepted. The board, therefore, decided to recommend Special Interim Dividend of 750% subject to the condition that it is cleared by the competent authority since the amount involved is more than the up to date current year's profit and would need to be paid out of past profits also."

3. Accordingly, required application will be filed as per the applicable provisions of the Companies Act, 1956.

Thanking you,

Yours faithfully,
For Videsh Sanchar Nigam Limited


/s/ Satish Ranade
------------------
Satish Ranade
Company Secretary

To: Addresses as per list attached.

To: 1) Security Code 23624, The Stock Exchange, Mumbai, Corporate Relationship Department, 1st Floor, New Trading Ring, Rotunda Building, Phiroze Jee Jee Bhoy Towers, Dalal Street, Mumbai 400 001 Fax No. (22) 2722061, 2721072

2) The Secretary, Madras Stock Exchange Limited, Post Box No. 183, 11, Second-Line Beach, Chennai - 600 001 Fax No. (44) 524 48 97

3) Security Code 32149, The Secretary, Calcutta Stock Exchange Assn. Ltd, 7, Lyons Range, Calcutta - 700 001, Fax No. (33) 220 25 14/28 37 24.

4) Security Code 22064, The Secretary, Delhi Stock Exchange Assn. Limited, 3/1, Asaf Ali Road, New Delhi - 110 002 Fax No (11) 329 21 81.

5) Security Code 5251, The Asst. Manager (Listing), National Stock Exchange of India Limited, Capital Market - Listing Exchange Plaza, Bandra Kurla Complex, Bandra (E), Mumbai - 400 051 Fax Nos.: (22) 6598237/38.

6) National Securities Depository Ltd., Trade World, 4th Floor, Kamala Mills Compound, Senapati Bapat Marg, Lower Parel, Mumbai - 400 013. Fax Nos. 497 29 93.

7) Mr. Anish Kumar, The Bank of New York, Express Towers, 13th Floor, Nariman Point, Mumbai - 400 021. Fax No. 204 49 42.

8) M/s. Sharepro Services, Satam Estate, 3rd Floor, Above Bank of Baroda, Chakala, Andheri (E), Mumbai - 400 099 Ph. 821 5168 / 820 2108 / 820 2114,
     FAX 837- 5646

9) Ms. Caroline Yap, Managing Director, International Client Services, New York Stock Exchange No. +1 2126565071.

10)  Shri  Hitendra  Patil,  Vice  President   (Operations)  Central  Depository
     Services (India) Limited Phiroze Jee Jee Bhoy Towers, Dalal Street,  Mumbai
     - 400 023. Fax: 267 3199.

11)  Shri S. Kannan, DGM(FA), for SEC filing requirements, Fax 1195.

HQ/CS/ISAGM/8702
28 December 2001

                                       [VIDESH SANCHAR NIGAM LIMITED LETTERHEAD]

      Sub:  Declaration of Special Interim Dividend for the Year 2001-02.

Dear Sir,

This is further to our earlier letter dated 14 December 2001, intimating the decision of the Board recommending Special Interim Dividend of 750% subject to the condition that it is cleared by the competent authority since the amount involved is more than the uptodate current years profit and would need to be paid out of past profits also.

2. Accordingly, required application was filed with Government of India and now the approval has been received. Hence, as per the decision of the Board and in accordance with the applicable provisions of the Companies Act, 1956 the Board declares Special Interim Dividend of 750% on the total paid up capital of Rs285 crores. Notice for record date and the dates of Book Closure is being sent separately.

      Thanking you,

Yours faithfully,
For Videsh Sanchar Nigam Limited

/s/ Rishabh Nath Aditya
------------------------
Rishabh Nath Aditya
Asst Company Secretary

To:  Addresses as per list attached.

To:

1) Security Code 23624, The Stock Exchange, Mumbai, Corporate Relationship Department, 1st Floor, New Trading Ring, Rotunda Building, Phiroze Jee Jee Bhoy Towers, Dalai Street Mumbai - 400 001. Fax No.(22) 2722061, 2721072.

2)   The  Secretary,   Madras  Stock  Exchange  Limited,  Post  Box  No.183,  11
     Second-Line Beach, Chennai - 600 001. Fax No. (44) 524 48 97.

3) Security Code 32149, The Secretary, Calcutta Stock Exchange Assn. Ltd., 7, Lyons Range, Calcutta - 700 001. Fax No.(33) 220 25 14/28 37 24.

4) Security Code 22064, The Secretary, Delhi Stock Exchange Assn. Limited, 3/1, Asaf Ali Road, New Delhi - 110002. Fax No.(11) 32921 81.

5) Security Code 5251, The Mat. Manager (Listing), National Stock Exchange of India Limited, Capital Market - Listing, Exchange Plaza, Bandra Kurla Complex, Bandra (E). Mumbai - 400 051. Fax Nos. (22) 6598237/38.

6) National Securities Depository Ltd., Trade World, 4th Floor, Kamala Mills Compound, Senapati Bapat Marg, Lower Parel, Mumbai - 400 013. Fax Nos. 4972993.

7) Mr. Anish Kumar, The Bank of New York, Express Towers, 13th Floor, Nariman Point, Mumbai - 400 021. Fax No. 204 49 42.

8) M/s. Sharepro Services, Satam Estate, 3rd Floor, Above Bank of Baroda, Chakala, Andheri (E), Mumbai - 400 099 Ph. 821 5168/820 2108/820 2114, FAX
     837 5646.

9) Ms. Caroline Yap, Managing Director, International Client Services, New York Stock Exchange. No. +1 2126565071.

10)  Shri  Hitendra  Patil,  Vice  President   (Operations)  Central  Depository
     Services (India) Limited, Phiroze Jee Jee Bhoy Towers, Dalai Street, Mumbai
     - 400 023. Fax: 267 3199.

11)  Shri S. Kannan, DGM(FA), for SEC filing requirements, Fax 1195.